                                                           Financial Corporation
                                                 (Commission File No. 000-06159)
                           Pursuant to Rule 425 under the Securities Act of 1933

                                Subject Company: First Bancshares of Texas, Inc.



         THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF REGIONS FINANCIAL CORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW PRIOR TO THE VOTE OF THE SHAREHOLDERS OF FIRST BANCSHARES OF TEXAS, INC. WITH RESPECT TO THE ACQUISITION (AS DEFINED BELOW) AND THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE CONTAINED IN THE REGISTRATION STATEMENT.

         On August 13, 2001, Regions Financial Corporation ("Regions") and First Bancshares of Texas, Inc. ("First Bancshares") issued a joint press release announcing the proposed acquisition (the "Acquisition") of First Bancshares by Regions.

         A copy of the joint press release dated August 13, 2001, pertaining to the Acquisition is being filed as Appendix A to this report, and is incorporated herein by reference.

                                                                      Appendix A

Regions Financial Corporation (ticker: RGBK, exchange: NASDAQ) News Release - 13-Aug-2001

REGIONS TO ACQUIRE FIRST BANCSHARES OF TEXAS

BIRMINGHAM, Ala., Aug 13, 2001 (BUSINESS WIRE) -- Regions Financial Corporation (NASDAQ: RGBK) and First Bancshares of Texas jointly announced today that they have signed a definitive agreement that provides for the acquisition of First Bancshares by Regions in a stock-for-stock transaction.

Under the terms of the merger, Regions would exchange .589 of a share of its common stock for each share of First Bancshares' common stock. Based on recent market prices of Regions' common stock, the transaction will be valued at approximately $33 million. The merger is expected to be consummated in the fourth quarter of 2001, pending approval of First Bancshares' stockholders and regulatory authorities, and other customary conditions of closing. This transaction is expected to be a tax-free reorganization for federal income tax purposes.

First Bancshares is the holding company for the First Bank of Texas. Headquartered in Tomball, Texas, First Bank of Texas operates six offices in Harris, Hamilton and Montgomery Counties. At June 30, 2001, First Bancshares reported total assets of $147 million, loans of $77 million, and deposits of $134 million.

Carl E. Jones, Jr., chairman, president and chief executive officer of Regions, stated: "We are excited about the opportunity to affiliate with an institution such as First Bancshares while expanding our franchise into the Houston market. We look forward to our new relationship with First Bancshares' directors, employees, stockholders and customers."

Allen Gage, chairman and chief executive officer of First Bancshares, said, "We are extremely proud to partner with an institution like Regions which will allow us to better serve our customers through a broader range of products and services. Regions has an excellent reputation as a strong bank that prides itself on quality service to its customers and to the communities in which it operates. I know our stockholders, customers and employees will benefit from affiliation with Regions."

In addition, Regions has a pending business combination with a Charlotte, NC based institution with $284 million in assets.

Regions Financial Corporation, with $45.1 billion in assets, ranks among the 25 largest financial services companies in the nation. Serving customers throughout the South, it provides traditional commercial and retail banking services and other financial services in the fields of investment banking, asset management, trust, mutual funds, securities brokerage, insurance, leasing and mortgage banking. Its banking affiliate, Regions Bank, offers banking services from more than 670 banking offices in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee and Texas. Regions provides investment and brokerage services from more than 54 offices of Morgan Keegan & Company, Inc., one of the South's largest investment firms. Regions ranks on both the Forbes 500 and the Fortune 500 listing of America's largest companies; its common stock is traded in the Nasdaq National Market System under the symbol RGBK.

For additional information, visit Regions' Web site at http://www.regions.com or contact Ronald C. Jackson, Senior Vice President and Director of Investor Relations, Regions Financial Corporation, Telephone 205/326-7374.


CONTACT:          Regions Financial Corp., Birmingham
                  Ronald C. Jackson, 205/326-7374